UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)1

Citi Trends, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

17306X102

(CUSIP Number)

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17306X102

1	NAME OF REPORTING PERSON

Fund 1 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,119,019
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,119,019
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,119,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.8%
14	TYPE OF REPORTING PERSON

OO, HC

CUSIP No. 17306X102

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,119,019 Shares beneficially owned by the Reporting Person is approximately $48,175,544, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by the Reporting Person is based on 8,536,716 Shares outstanding as of April 22, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 8, 2024.

As of date hereof, the Reporting Person beneficially owned 2,119,019 Shares, constituting approximately 24.8% of the outstanding Shares.

(b) The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,119,019 Shares held by the Funds.

(c) The transactions in the Shares by the Reporting Person since the filing of Amendment No. 8 to the Schedule 13D are set forth on Schedule A attached hereto and are incorporated herein by reference.

CUSIP No. 17306X102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2024

FUND 1 INVESTENTS, LLC

By:	/s/ Benjamin C. Cable
	Name:	Benjamin C. Cable
	Title:	Chief Operating Officer

CUSIP No. 17306X102

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 8 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

Purchase of Common Stock	6,330	22.7621	05/06/2024
Purchase of Common Stock	9,500	23.1756	05/07/2024
Purchase of Common Stock	5,481	23.4819	05/13/2024
Purchase of Common Stock	4,000	24.1937	05/14/2024
Purchase of Common Stock	8,000	23.9301	05/15/2024
Purchase of Common Stock	7,785	24.2149	05/15/2024
Purchase of Common Stock	10,500	22.4271	05/16/2024
Purchase of Common Stock	8,850	22.4859	05/16/2024
Purchase of Common Stock	6,000	23.0749	05/17/2024
Purchase of Common Stock	16,100	23.2302	05/20/2024
Purchase of Common Stock	2,000	22.9509	05/21/2024
Purchase of Common Stock	10,000	22.0705	05/22/2024
Purchase of Common Stock	5,000	22.4776	05/22/2024
Purchase of Common Stock	17,192	22.2103	05/22/2024
Purchase of Common Stock	5,000	22.3853	05/23/2024
Purchase of Common Stock	11,214	22.2924	05/23/2024